Exhibit 99.1

QTREX QUANTUM LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of QTREX Quantum Ltd. (“QTREX” or the “Company”) will be held on August 28, 2026, at 1:00 p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar St. Ra’anana, 4366504, Israel.

The Meeting is being called for the following purposes:

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board”) to determine the compensation of Ziv Haft until the next annual general meeting (“Proposal 1”);

2.	To re-elect Mr. Dagi Ben-Noon, Mr. Tal Parnes, Mr. Lior Amit and Ms. Sivan Matza, and to elect Dr. Shlomit Chappel-Ram to serve as members of the Board until the next annual general meeting of shareholders (“Proposal 2”);

3.	To approve the adoption of the Company’s updated compensation policy (“Proposal 3”);

4.	To approve an increase in the monthly fee for Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and a director (“Proposal 4”);

5.	To approve a grant of Restricted Share Units (“RSUs”) to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and a director (“Proposal 5”);

6.	To approve an increase of the annual fee for Mr. Tal Parnes, the Chairman of the Board (“Proposal 6”);

7.	To approve a grant of RSUs to Mr. Tal Parnes, the Chairman of the Board (“Proposal 7”);

8.	To approve an increase in the annual fees for the Company’s non-executive directors (“Proposal 8”);

9.	To approve a grant of RSUs to Mrs. Sivan Matza and Mr. Lior Amit, non-executive directors of the Company (“Proposal 9”);

10.	To approve an increase in the Company’s authorized share capital and to amend and restate the Company’s amended and restated articles of association to reflect the same; (“Proposal 10”); and

11.	To approve certain amendments to the Company’s amended and restated articles of association (“Proposal 11”, and together with Proposals 1-10, the “Proposals”).

In addition to putting forward the Proposals above at the Meeting, the audited financial statements of the Company for the year ended December 31, 2025 and the Company’s annual report for the year ended December 31, 2025 will be presented for discussion and consideration by the Company’s shareholders.

Board Recommendation

The Board unanimously recommends that you vote in favor of each of the Proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on July 31, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 1, 2, 10, and, in the event Proposal 3 is approved, also Proposals 6, 7 and 8 and 9 as described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares of the Company, no par value (the “Ordinary Shares”), amounting in the aggregate to at least a majority of the votes cast by shareholders at the Meeting with respect to such proposal (“Simple Majority”).

Pursuant to the Companies Law, each of Proposals 3, 4, 5, an, in the event Proposal 3 is not approved, Proposals 6, 7, 8 and 9 as described hereinafter, are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares held by the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself of together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder of record declares and approves that he or she is not a controlling shareholder and/or has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached proxy card.

Pursuant to the Company’s amended and restated articles of association (the “Current Articles”), Proposal 10 requires the affirmative vote of a majority of at least 70% of the voting power represented at the Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend in person. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law regulations (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@q-trex.com), or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election and/or re-election of directors (Proposal 2) or any matter that relates to compensation (Proposals 3, 4, 5, 6, 7, 8, 9 and 10), which we believe are considered as non-routine under applicable rules; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for all proposals.

Sincerely,

/s/ Tal Parnes
Chairman of the Board of Directors

July 24, 2026

QTREX QUANTUM LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 28, 2026

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of QTREX Quantum Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on August 28, 2026, at 1:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of each of the proposals described in this Proxy Statement.

Quorum

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 28, 2026, at 2:30 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 1, 2, 10, and in case Proposal 3 is approved, also Proposals 6, 7, 8 and 9 as described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders at the Meeting with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals 3, 4, 5, and, and in case Proposal 3 will not be approved, Proposals 6, 7, 8 and 9 as described hereinafter, are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares held by the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that he or she is not a controlling shareholder and/or has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached proxy card.

Pursuant to the Company’s amended and restated articles of association (the “Current Articles”), Proposal 10 requires the affirmative vote of a majority of 70% of the voting power represented at the Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) to Ms. Yafit Tehila, via e-mail (yafit@q-trex.com) no later than July 31, 2026. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Current Articles.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 Ha-Tidhar St. Ra’anana, 4366504,, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report of Foreign Private Issuer on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 18, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement shall be submitted no later than August 23, 2026.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report of Foreign Private Issuer on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT ZIV HAFT, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF BDO GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF ZIV HAFT UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global (“Ziv Haft”), as the Company’s independent auditor until the next annual general meeting, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

On July 6, 2026, the Board of Directors determined, pursuant to the recommendation of the Company’s audit committee, that the compensation of Ziv Haft is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor until the next annual general meeting, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT MR. DAGI BEN-NOON, MR. TAL PARNES, MR. LIOR AMIT AND MS. SIVAN MATZA, AND TO ELECT DR. SHLOMIT CHAPPEL-RAM AS MEMBERS OF THE BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Background

Under the Companies Law, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Current Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of five (5) directors, including Mr. Dagi Ben-Noon, Mr. Tal Parnes, Mr. Lior Amit and Ms. Sivan Matza, who were previously re-elected at the Company’s annual general meeting of shareholders that convened on December 30, 2025, and Dr. Shlomit Chappel-Ram, who was appointed by the Board of Directors on July 14, 2026, in accordance with the Current Articles. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires.

Re-Election and Election of Directors

The Board of Directors has approved the nomination of each of the following individuals for re-election as members of the Board of Directors – Mr. Dagi Ben-Moon, Mr. Tal Parnes, Mr. Lior Amit and Ms. Sivan Matza, and the nomination of Dr. Shlomit Chappel-Ram for election as a member of the Board of Directors (together, the “Director Nominees”). The Board of Directors recommends that the shareholders elect and/or re-elect each of the Director Nominees to the position of director until the next annual general meeting is held.

Each of the Director Nominees, whose professional background is provided below, has advised the Company that they are willing, able, and ready to serve as directors if elected and/or re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election and/or re-election as a director of a public company, and has the necessary qualifications and sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future re-election of any of the Directors.

In addition, the Board of Directors has determined that each of Mr. Lior Amit, Ms. Sivan Matza and Dr. Shlomit Chappel-Ram is independent under the Nasdaq listing standards.

Subject to the election and/or re-election of the Director Nominees, they shall continue to be entitled to indemnification and exemption letters as applicable and shall continue to be covered by the Company’s director and officers’ insurance.

In addition, in the event that Proposal 8 will not be approved, each of the non-executive Director Nominees shall continue to be entitled to the same fixed fee as previously approved by the Company’s shareholders on May 12, 2025. In the event that Proposal 8 is approved, each of the non-executive Director Nominees shall be entitled to the New Fixed Fee for Directors, as defined in Proposal 8.

Mr. Parnes shall be eligible to the fixed fee previously approved by the Company’s shareholders on May 12, 2025, for his position as the Company’s Chairman of the Board of Directors. In the event that Proposal 6 is approved, Mr. Parnes will be eligible to the New Annual Fee to Mr. Parnes (as defined in Proposal 6 below).

Mr. Ben-Noon is currently compensated according to his position as the Company’s Chief Executive Officer, in accordance with the terms of compensation previously approved by the Company’s shareholders on May 12, 2025, and in accordance with the Proposed Compensation policy (as defined in Proposal 3 below).

As of the date of this Proxy Statement, Mr. Ben-Noon is not entitled to additional compensation for his services as a director. In case Proposal 4 is approved, Mr. Ben-Noon will be eligible to the Updated Cost of Monthly fee to Mr. Ben-Noon (as defined in Proposal 4 below).

Set forth below is certain biographical information regarding the background and experience for each of the Director nominees:

Mr. Dagi Ben-Noon

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon co-founded our company in February 2018. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

Mr. Tal Parnes

Mr. Tal Parnes has served as Chairman of our Board of Directors since February 1, 2025, and has served on our Board of Directors since July 16, 2021. Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015. Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

Mr. Lior Amit

Mr. Lior Amit has served on our Board of Directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies, serves as a director in Nirplex Ltd. and served as a director in Scoutcam Inc., ICIC, an Israeli credit insurance company and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration (Finance and Insurance) and a B.A. in Economics and Accounting from Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Ms. Sivan Matza

Ms. Sivan Matza has served on our Board of Directors since October 21, 2025. Ms. Matza has been working as a consultant and director at Brevan Howard Tel Aviv from January 2021. Ms. Matza has been working as an owner's representative at Alexander Hotel (Tel Aviv) from 2017. Prior to that, Ms. Matza was an executive committee member and director at Braven Howard Israel Ltd from 2014 to 2018, and prior to that Ms. Matza was the finance and operations manager, head of human resources and compliance and anti-money laundering officer at Braven Howard (Israel) Ltd from 2006 to 2018. From 2003 to 2006, Ms. Matza was a CPA in finance division in Bank Leumi, and from 1999 to 2003, Ms. Matza was audit manager in Hi-Tech division at Ernst & Young. Ms. Matza holds an M.A. in law with specialization in accounting from Bar-Ilan University, has a CPA from the Institute of Certified Public Accountants, Israel, and holds a B.A. in Business Management from The College of Management, Rishon LeZion.

Dr. Shlomit Chppel-Ram

Dr. Shlomit Chappel-Ram is nominated for election to our Board of Directors at the Meeting. Dr. Chappel-Ram has over 20 years of executive leadership experience in the medical device industry and capital equipment. She has served as General Manager of Digma Medical since January 2025, where she leads operations, product development, regulatory and clinical programs, fundraising, and investor communications. Prior to that, Dr. Chappel-Ram served as Vice President research and development (“R&D”) and Investor Relations at Digma Medical from January 2021 to December 2024. Dr. Chappel-Ram also serves as a consultant and advisory board member at Kidron Capital Assets since April 2021, and served as a consultant and advisory board member at NGLi Holdings from March 2023 to March 2024. Previously, Dr. Chappel-Ram served as Vice President R&D at Nano Dimension Ltd. from March 2019 to December 2020, and as R&D Senior Manager at Edwards Lifesciences from May 2017 to March 2019, and in multiple senior research and development roles at Medinol Ltd. from 2006 to 2017. Dr. Chappel-Ram’s academic and professional training includes a Ph.D. in Physical Chemistry, summa cum laude, an MBA from Bar-Ilan University, postdoctoral work in Chemistry and Biochemistry at the City University of New York and completion of the Directors & Senior Corporate Officeholders Program at Tel Aviv University, LAHAV Executive Education.

The shareholders of the Company are recommended to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Dagi Ben-Noon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Current Articles or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Tal Parnes as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Current Articles or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Lior Amit as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Current Articles or any law, whichever is the earlier.”

“RESOLVED, to re-elect Ms. Sivan Matza as a director of the Company until the next annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Current Articles or any law, whichever is the earlier.”

“RESOLVED, to elect Dr. Shlomit Chappel-Ram as a director of the Company until the next annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Current Articles or any law, whichever is the earlier.”

The election and/or re-election of each director shall be voted upon separately.

The election and/or re-election of each Director Nominee requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 3

TO APPROVE THE ADOPTION OF THE COMPAY’S UPDATED COMPENSATION POLICY

Background

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their officers and directors, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on December 17, 2021, the Company’s shareholders approved the compensation policy for the Company’s officers and directors for a period of five (5) years as of the completion of our initial public offering (the “Previous Compensation Policy”).

Since our initial public offering, which took place on July 16, 2021, our Previous Compensation Policy expired on July 16, 2026, and therefore, is not in effect as of the date of this Proxy Statement and requires renewal for an additional three-year period.

Proposed Compensation Policy

On July 6, 2026, the Compensation Committee and Board of Directors, reviewed in depth the terms of the Previous Compensation Policy and approved, and recommended to the Company’s shareholders to approve the adoption of an updated compensation policy (the “Proposed Compensation Policy”). The purpose of the amendments included in the Proposed Compensation Policy (compared to the Previous Compensation Policy) is to meet the changing legal and business environment in which the Company operates and the compensation needs of its officers.

The following table presents the main amendments made in the Proposed Compensation Policy compared to the Previous Compensation Policy:

Section	Topic	Previous Compensation Policy	Proposed Compensation Policy
5.1.2.1	Base Salary, Equity- Based Compensation	N/A

“Equity Compensation in Lieu of Cash Salary - The Compensation Committee and the Board of Directors may decide to exchange the basic salary (or part thereof) with equity-based compensation (the "Exchange Basic Salary"), such as options to purchase Ordinary Shares of the Company, Restricted Shares ("RS") or Restricted Share Units ("RSUs"), either in whole or in part, which may be granted under the Company's equity incentive plan, as amended from time to time, and in a minimum exercise price per share as allowed under any applicable law, and which may be vested on a monthly basis, in accordance with applicable law.

In such case, the value of the equity-based compensation granted in lieu of the Converted Basic Salary shall equal 1.3 times the amount of the basic salary converted for the relevant month.”

5.1.2.2	Base Salary, Equity-Based Compensation	N/A

“Exchange of Accrued and Unpaid Salary for Equity - The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary owed to Executives, including controlling shareholders and/or relatives of a controlling shareholder (only in the circumstances described in this section), with RSUs, Options or any other equity-based compensation, in accordance with the Company's equity incentive plan (the "Exchanged Equity-Based Compensation").

The Exchanged Equity-Based Compensation terms will be determined as follows: (i) Vesting Period – will be no less than one (1) month; (ii) Share Price - will be calculated according to the average of the Company's market share price over the last 5-30 trading days (at the Board's discretion), with a discount of up to 50%. All other relevant terms will be as specified in Section 6.6 of this Policy.”

Section	Topic	Previous Compensation Policy	Proposed Compensation Policy
6.3.1	Annual Bonus, Equity-Based Compensation	N/A	“The Compensation Committee and Board of Directors may pay part or all of the annual bonus in equity-based compensation, in accordance with the terms specified in section 6.6 below.”

6.8.1	Compensation of Directors	The Company’s directors will be eligible to receive a fixed compensation fee which will not exceed the higher of: (i) 50,000 USD annual and participation fee; or (ii) the maximum amount in accordance with the table specified in the Second and Third Schedule of the compensation regulations under the Companies Law.	The Company’s directors will be eligible to receive a fixed compensation fee which will not exceed the higher of: (i) 55,000 USD annual and participation fee; or (ii) the maximum amount in accordance with the table specified in the Second and Third Schedule of the compensation regulations under the Companies Law.

Other than the above-mentioned changes as reflected in the Proposed Compensation Policy, some additional technical and immaterial changes were made.

When considering the approval of the Proposed Compensation Policy, the Compensation Committee and Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for its officers and directors. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The Compensation Committee and the Board of Directors also determined that the Proposed Compensation Policy is designed to promote retention and motivation of officers and directors, incentivize superior individuals’ excellence, align the interests of the Company’s directors and officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the officer’s individual performance, while taking into account each officer’s skills, education, expertise and achievements.

The Proposed Compensation Policy is attached hereto as Annex A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, that the Proposed Compensation Policy, in the form attached as Annex A to this Proxy Statement, be, and it hereby is, approved for a term of three (3) years as of the date of this Meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 4

TO APPROVE AN INCREASE IN THE MONTHLY FEE FOR MR. DAGI BEN-NOON, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR

We seek shareholder approval with respect to the increase in the monthly fee of Mr. Ben-Noon, the Company’s Chief Executive Officer and director, all in accordance with our Proposed Compensation Policy.

General

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020.

During the period in which Mr. Ben-Noon has been a part of the Company, Mr. Ben-Noon has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board of Directors believe that Mr. Ben-Noon performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities. Under Mr. Ben-Noon’s leadership, the Company has recently undertaken a significant strategic shift in its operations, including the acquisition of certain assets comprising Nano Dimension Technologies Ltd.’s additive manufacturing electronics business and Fabrica business. The Compensation Committee and the Board of Directors believe that Mr. Ben-Noon was instrumental in identifying, negotiating and advancing this transaction, and in leading the Company’s efforts to integrate the acquired assets and capabilities into its business. The Compensation Committee and the Board of Directors further believe that these developments reflect Mr. Ben-Noon’s leadership, vision and ongoing contribution to the Company’s evolution and long-term growth strategy.

Monthly Fee

The current monthly fee paid to Mr. Ben-Noon is NIS 100,800 (approximately $33,1271), part of which is subject to value added tax (“VAT”). On July 6, 2026, the Compensation Committee and the Board of Directors approved and recommend that the Company’s shareholders approve an increase in Mr. Ben-Noon’s monthly fee to a total of NIS 130,000 (approximately $42,7232), (the “Updated Cost of Monthly Fee to Mr. Ben-Noon”), in acknowledgment of Mr. Ben-Noon’s achievements and contribution to the Company, effective as of July 1, 2026.

It is clarified that Mr. Ben-Noon is entitled to compensation only for his position as the Company’s Chief Executive Officer and is not entitled to compensation for his position as a member of the Board of Directors.

In making its recommendation with regard to the approval of the Updated Cost of Monthly Fee to Mr. Ben-Noon, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, among other things: (i) the responsibilities and duties performed by Mr. Ben-Noon, including Mr. Ben-Noon’s substantial contributions to the Company, his efforts to achieve the Company’s business goals, and the importance of Mr. Ben-Noon to the future growth of the Company; (ii) that the Updated Cost of Monthly Fee to Mr. Ben-Noon is in accordance with the Proposed Compensation Policy ) of Mr. Ben-Noon; and (iii) that the value of Mr. Ben-Noon’s compensation, including the Updated Cost of Monthly Fee to Mr. Ben-Noon, is below the average fees paid to comparable chief executive officers in similar companies, in accordance with comparative data prepared by an external consultant as presented to the Compensation Committee and the Board of Directors and reviewed by them (the “Benchmark Report”).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Updated Cost of Monthly Fee to Mr. Ben-Noon, the Company’s Chief Executive Officer and a director, as set forth in the Proxy Statement.”

The approval of the Updated Cost of Monthly Fee to Mr. Ben-Noon, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

[1]	Unless otherwise noted, all conversions from NIS to U.S. dollars in this Proxy Statement were made based on a conversion a rate of NIS 3.0428 per $1.00, which is the exchange rate as of July 17, 2026.

[2]	See footnote 1 above.

PROPOSAL 5

TO APPROVE A GRANT OF RSUS TO MR. DAGI BEN-NOON, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR

On July 6, 2026, the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve a grant of RSUs, which will be settled in Ordinary Shares, to Mr. Ben-Noon, the Company’s Chief Executive Officer and a director, under the amended and restated QTREX Quantum Ltd. (previously Inspira Technologies Oxy B.H.N. Ltd.) 2019 Equity Incentive Plan (the “Plan”).

The recommended grant consists of up to 550,000 RSUs to be granted to Mr. Ben-Noon (the “Grant of RSUs to Mr. Ben-Noon”). The annual value of Grant of RSUs on the first year of vesting to Mr. Ben-Noon and its terms are within the frame and principles of the Previous Compensation Policy and the Proposed Compensation Policy, representing an amount of $527,589 (approximately NIS 1,605,3483).

Together with the holdings of Ordinary Shares, currently outstanding options exercisable to Ordinary Shares, and RSUs which will vest to Ordinary Shares, all granted to Mr. Ben-Noon in the aggregate in the past, Mr. Ben-Noon’s holdings resulting from the Grant of RSUs to Mr. Ben-Noon, will be equal to approximately 4.89% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Ben-Noon is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs will vest on the first anniversary date following July 1, 2026 (the “First Instalment” and the “Commencement Date”, respectively); and (ii) 8.33% of the RSUs will vest on a quarterly basis over 8 quarters (two (2) years), following the First Instalment.

It is hereby clarified that the Vesting Schedule will be accelerated upon the termination of Mr. Ben-Noon’s services by the Company, not for “cause” (as defined in the Plan), or in the event of change of control (as defined in the Previous Compensation Policy and the Proposed Compensation Policy).

The Grant of RSUs to Mr. Ben-Noon will be granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Ben-Noon, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the responsibilities of Mr. Ben-Noon and his contribution to the Company’s achievements and execution of the Company’s strategy; (ii) that the Grant of RSUs to Mr. Ben-Noon reflects a fair and reasonable value for Mr. Ben-Noon’s services, commitment and contribution to the Company’s achievements; (iii) that the Grant of RSUs to Mr. Ben-Noon is in accordance with the Previous Compensation Policy and the Proposed Compensation Policy; (iv) that the Grant of RSUs to Mr. Ben-Noon is meant to establish and maintain an alignment of interests between Mr. Ben-Noon and the Company’s shareholders; and (v) that the Grant of RSUs to Mr. Ben-Noon includes a vesting schedule to retain Mr. Ben-Noon and his commitment for the Company’s businesses for the long term.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Ben-Noon, as set forth in the Proxy Statement.”

The approval of Grant of RSUs to Mr. Ben-Noon, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

[3]	See footnote 1 above

PROPOSAL 6

TO APPROVE AN INCREASE OF THE ANNUAL FEE FOR MR. TAL PARNES, THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS

Background

On January 19, 2025, the Board of Directors appointed Mr. Tal Parnes as Chairman of the Board of Directors, effective as of February 1, 2025. As of July 2026, Mr. Parnes has assumed a more active role in the Company’s affairs beyond the customary duties as Chairman of the Board of Directors. Among other things, Mr. Parnes participates in management meetings, provides advice with respect to research and development matters and is expected to represent the Company at conferences and industry events in the quantum field. In light of Mr. Parnes’ increased level of involvement, the expanded scope of his contributions to the Company and the time and effort he devotes to these activities, the Compensation Committee and the Board of Directors believe that it is appropriate to compensate Mr. Parnes as an active Chairman of the Board of Directors.

Suggested Increase to Mr. Parnes Annual Fee

On July 6, 2026, the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve an increase of the annual fee to which Mr. Parnes, as Chairman of the Board of Directors, shall be entitled, to NIS 480,000 (approximately $157,7494) (the “New Annual Fee to Mr. Parnes”).

The New Annual Fee to Mr. Parnes is in accordance with the Company’s Proposed Compensation Policy for Active Chairman of the Board of Directors and will be paid on a quarterly basis in NIS, subject to VAT, as applicable, and shall be effective as of July 1, 2026.

In making its recommendation with regard to the approval of the New Annual Fee to Mr. Parnes, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position of Mr. Parnes as Active Chairman of the Board of Directors, responsibilities, background and experience of Mr. Parnes; and (ii) that the New Annual Fee to Mr. Parnes is fair and reasonable, in light of the expected increase in the scope of Mr. Parnes’ services as an active Chairman and increase in his involvement in strategic management meetings and decisions, to promote the Company’s goals and business objectives; and (iii) that the value of the New Annual Fee to Mr. Parnes, is below the average of fees paid to comparable active Chairmen in similar companies, in accordance with the Benchmark Report.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the annual fee for Mr. Tal Parnes, the Company’s chairman of the Board of Directors, as set forth in the Proxy Statement.”

In case Proposal 3 is approved, the approval of this Proposal 6, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement.).

In case Proposal 3 is not approved, the approval of this Proposal 6, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

[4]	See footnote 1 above

PROPOSAL 7

TO APPROVE A GRANT OF RSUS TO MR. TAL PARNES, THE  CHAIRMAN OF THE BOARD OF DIRECTORS

Background

On January 19, 2025, the Board of Directors appointed Mr. Tal Parnes as Chairman of the Board of Directors, effective as of February 1, 2025. As of July 2026, Mr. Parnes has assumed a more active role in the Company’s affairs beyond the customary duties as Chairman of the Board of Directors. Among other things, Mr. Parnes participates in management meetings, provides advice with respect to research and development matters and is expected to represent the Company at conferences and industry events in the quantum field. In light of Mr. Parnes’ increased level of involvement, the expanded scope of his contributions to the Company and the time and effort he devotes to these activities, the Compensation Committee and the Board of Directors believe that it is appropriate to compensate Mr. Parnes as an active Chairman of the Board of Directors.

Suggested grant of RSUs to Mr. Parnes

On July 6, 2026, the Company’s Compensation Committee and Board, approved and recommended that the Company’s shareholders approve, a grant of RSUs which will be settled in Ordinary Shares of the Company, to Mr. Tal Parnes, the Chairman of the Board of Directors, under the Plan.

The recommended grant consists of up to 550,000 RSUs to be granted to Mr. Parnes (the “Grant of RSUs to Mr. Parnes”). The annual value of Grant of RSUs in the first year of vesting, to Mr. Parnes and its terms are within the frame and principles of the Previous Compensation Policy and the Proposed Compensation Policy, representing an amount of $527,589 (approximately NIS 1,605,3485).

Together with the holdings of Ordinary Shares and RSUs which will vest to Ordinary Shares, granted to Mr. Parnes in the aggregate in the past, Mr. Parnes’s holdings resulting from the Grant of RSUs to Mr. Parnes, will be equal to approximately 1.06% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Parnes is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs will vest on the first anniversary date following July 1, 2026 (the “Commencement Date” and the “First Installment”, respectively); and (ii) 8.33% of the granted RSUs will vest on a quarterly basis over 8 quarters (two (2) years), following the First Installment.

It is hereby clarified that the Vesting Schedule will accelerate upon the termination of Mr. Parnes’s services by the Company without “cause” (as defined in the Plan), or in the event of change of control (as defined in the Policy).

The Grant of RSUs to Mr. Parnes is granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Parnes, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the responsibilities, of Mr. Parnes and his contribution to the Company’s achievements and execution of the Company’s strategy as an active Chairman of the Board of Directors; (ii) that the Grant of RSUs to Mr. Parnes reflects a fair and reasonable value for Mr. Parnes’s services, commitment and contribution to the Company’s achievements as an active Chairman; (iii) that the Grant of RSUs to Mr. Parnes is in accordance with the Previous Compensation Policy and the Proposed Compensation Policy; (iv) that the Grant of RSUs to Mr. Parnes is meant to establish and maintain an alignment of interests between Mr. Parnes and the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Parnes, as set forth in the Proxy Statement.”

In case Proposal 3 is approved, the approval of this proposal 7, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement.).

In case Proposal 3 is not approved, the approval of this proposal 7, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

[5]	See footnote 1 above

PROPOSAL 8

TO APPROVE AN INCREASE IN THE ANNUAL FEES FOR THE COMPANY’S NON-EXECUTIVE DIRECTORS

In accordance with the Companies Law and the Policy, the cash fees currently paid to each of Mrs. Matza, Mr. Lior Amit and Dr. Chappel-Ram, our non-executive directors as of the date hereof (in this Proposal, the “Non-Executive Directors”) includes an annual fee of $46,000.

On July 21, 2026, the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve an increase in the annual fees to which the Non-Executive Directors shall be entitled to receive NIS156,000 (approx. $51,2696) (the “New Annual Fee to Non-Executive Directors”) effective as of July 1, 2026.

The New Annual Fee to the Non-Executive Directors shall be paid on a quarterly basis, in NIS and shall be subject to VAT, as applicable.

In making its recommendation with regard to the approval of the New Annual Fee to the Non-Executive Directors, each of the Compensation Committee and the Board have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) that the level of remuneration for our Non-Executive Directors was previously determined in 2025, and since then, there have been considerable additional demands placed on the Board due to change of the Company’s activity. Considering our directors’ average time of commitment, the market rate necessary to attract and retain them and other qualified members and the nature of their roles, the Compensation Committee and the Board of Directors believe that an increase in their remuneration is fair and reasonable in all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as non-executive directors or otherwise by reference to prevailing corporate governance standards and practices; and (ii) that the New Annual Fee to the Non-Executive Directors is in accordance with our Proposed Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the annual fees for the Company’s Non-Executive Directors, as set forth in the Proxy Statement.”

In case Proposal 3 is approved, the approval of this Proposal 8 requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

In case Proposal 3 is approved, the approval of this Proposal 8, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote “FOR” the above proposal.

[6]	See footnote 1 above

PROPOSAL 9

TO APPROVE A GRANT OF RSUs TO MRS. SIVAN MATZA AND MR. LIOR AMIT, NON-EXECUTIVE DIRECTORS OF THE COMPANY

On July 6, 2026, the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of RSUs, which will be settled to Ordinary Shares, to Mrs. Sivan Matza and Mr. Lior Amit, two of the Company’s non-executive directors (in this proposal, the “Mr. Amit and Mrs. Matza”), under the Plan.

The Compensation Committee and the Board of Directors believe it is in the best interests of the Company to grant RSUs, under the Plan, to Mrs. Sivan Matza and Mr. Lior Amit, as follows (the “Grant of RSUs to Mr. Amit and Mrs. Matza”):

Name	Title	Previous No. of Ordinary Shares Underlying RSUs Granted	No. of Ordinary Shares Underlying RSUs Proposed for Grant
Mrs. Sivan Matza	Non-Executive Director	30,000	100,000
Mr. Lior Amit	Non-Executive Director	90,000	170,000
Total		120,000	270,000

The Grant of RSUs to Mr. Amit and Mrs. Matza is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs will vest on the first anniversary date following July 1, 2026 (the “Commencement Date” and the “First Instalment”, respectively); and (ii) 8.33% of the granted RSUs will vest on a quarterly basis over 8 quarters (two (2) years), following the First Instalment. In the event of termination of engagement between the Company and each of Mr. Amit and Mrs. Matza, any unvested RSUs at the time of such termination shall be automatically cancelled.

The value of Grant of RSUs to Mr. Amit and Mrs. Matza and its terms are within the framework and principles of the Previous Compensation Policy and the Proposed Compensation Policy, representing total amounts of: $243,100 (approximately NIS 739,7057), and on the first year of vesting approximately $163,073 (approximately NIS 496,1998) for Mr. Amit; and $143,000 (approximately NIS 435,0779), and on the first year of vesting approximately $95,925 (approximately NIS 291,85210) for Mrs. Matza.

The Grant of RSUs to Mr. Amit and Mrs. Matza are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Amit and Mrs. Matza, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position, responsibilities, background and experience of each of Mr. Amit and Mrs. Matza (and of Mr. Amit as Chairman of the Board’s committees); (ii) that the grant of RSUs to each of Mr. Amit and Mrs. Matza reflects a fair and reasonable value for their services, commitment and contribution to the Company’s growth and achievements; (iii) that the Grants of RSUs to Mr. Amit and Mrs. Matza are in accordance with the Previous Compensation Policy (which was in effect on the date on which the Compensation Committee and the Board of Directors approved such grant) and the Proposed Compensation Policy; and (iv) that the Grants of RSUs to Mr. Amit and Mrs. Matza are meant to establish and maintain an alignment of interests between them and the Company’s shareholders and to align their compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Lior Amit and Mrs. Sivan Matza, non-executive directors of the Company, as set forth in the Proxy Statement.”

In case Proposal 3 is approved, the approval of this Proposal 9, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

In case Proposal 3 is not approved, the approval of this Proposal 9, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

[7]	See footnote 1 above
[8]	See footnote 1 above
[9]	See footnote 1 above
[10]	See footnote 1 above

PROPOSAL 10

TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND AND RESTATE THE CURRENT ARTICLES TO REFLECT THE SAME

As of the date hereof, the Company’s authorized share capital consists of 100,000,000 Ordinary Shares.

On July 6, 2026, the Board of Directors approved an increase to the Company’s authorized share capital by 200,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”). Accordingly, after giving effect to the Increase of Authorized Share Capital, the authorized share capital of the Company will be 300,000,000 Ordinary Shares.

An amendment to the Current Articles that reflects the Increase of Authorized Share Capital, will be as follows:

5.	Authorized Share Capital.

(a) The share capital of the Company shall consist of 300,000,000 Ordinary Shares, no par value (the “Shares”).

The Board of Directors believes that the Increase of Authorized Share Capital is advisable and in the Company shareholders’ best interests to reinstate the authorized share capital to 300,000,000, which was previously approved by the Company’s shareholders, in order to give the Company greater flexibility in considering and planning for future potential business needs.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Increase to Authorized Share Capital, and to amend and restate the Current Articles to reflect the same.”

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 11

TO APPROVE CERTAIN AMENDMENTS TO THE COMPANY’S CURRENT ARTICLES

Background

In light of the Company’s current strategic position, the Board of Directors considers it essential to have measures in place that support the long-term interests of its shareholders. Accordingly, on July 6, 2026, the Board of Directors discussed, approved and recommended to the shareholders to approve, to amend and restate the Current Articles, as outlined in the form attached hereto as Annex B (the “Amended Articles” or the “Amended and Restated Articles of Association”).

Rationale for the Proposed Amendments

The Board believes that, in light of the Company’s strategic transformation and the long term potential of its AME and quantum connectivity technologies, the marked share price of the Company’s Ordinary Shares may not at all times fully reflect the long-term value of the Company’s technology, intellectual property and strategic opportunities. The Board therefore believes that it is important to maintain appropriate protections against unsolicited, coercive or opportunistic attempts to acquire control of the Company without providing all shareholders with fair treatment and an adequate opportunity to realize the full value of their investment.

The proposed Amended Articles are not intended to prevent a bona fide acquisition proposal or to preclude the Board from considering or approving a transaction that it determines, consistent with its fiduciary duties, is in the best interests of the Company and its shareholders. Rather, the Amended Articles are intended to provide the Board with sufficient time and flexibility to evaluate any proposal, consider strategic alternatives, negotiate improved terms and seek to maximize value for all shareholders.

The Amended Articles include, among other things, the following material changes to the Current Articles:

An increase in the Company’s Authorized Share Capital

The Amended Articles include an increase in the Company’s authorized share capital (as describe in Proposal 9 above). Accordingly, the authorized share capital of the Company will be increased to 300,000,000 Ordinary Shares.

Staggered Board of Directors

The Amended Articles provide for a classification of the Board of Directors into three (3) classes with staggered three (3)-year terms. Accordingly, at each annual shareholders’ meeting, directors are elected or re-elected for terms ending at the third subsequent annual meeting. Beginning in 2027, only one class of directors’ term will expire each year.

If approved at the Meeting, our directors will be divided among the three classes by the Board of Directors, as nearly equal in number as practicable, as follows:

(i)	The term of office of the initial Class I directors shall expire at the 2027 annual general meeting, and when their successors are elected and qualified,

(ii)	The term of office of the initial Class II directors shall expire at the 2028 annual general meeting and when their successors are elected and qualified, and

(iii)	The term of office of the initial Class III directors shall expire at the 2029 annual general meeting and when their successors are elected and qualified.

Further, according to the Amended Articles: (i) directors may only be elected at the Company’s annual shareholders’ meeting, and not at a special general meetings of shareholders; (ii) a director may not be dismissed from office by shareholders or at a shareholders’ meeting prior to the expiration of their term of office under the staggered board provisions of the Amended Articles, except in an annual general meeting of shareholders by a majority of at least 70% of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting; and (iii) an affirmative vote of 70% of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, is required to amend the Amended Articles with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Appointment of directors by the Board of Directors

The Amended Articles provide that the Board of Directors may, at any time, appoint one or more individuals as directors, subject to the maximum number of directors prescribed therein; whether to fill a vacancy or as an addition to our Board of Directors. In making such appointment, the Board of Directors shall determine the class of the staggered board to which the appointed director will belong. A director appointed under this provision shall serve for the remainder of the term applicable to that class, and may thereafter be re-elected, unless such term is terminated earlier by the Board of Directors or by our general meeting of shareholders. This ensures that newly appointed directors may serve for a period of up to three (3) years, consistent with the staggered structure, rather than only until the next annual meeting of shareholders.

Shareholder Rights Plan

The Amended Articles provide that the Board of Directors may, at any time and in its sole discretion, subject to applicable law, adopt protective measures designed to prevent or delay a coercive takeover of the Company. Such measures may include, without limitation, the adoption of a shareholder rights plan.

Exclusive Forum

The Amended Articles provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended Articles, to be in effect as of the date of the Meeting, in the form attached as Annex B to this Proxy Statement.”

The approval of the amendments to the Current Articles requires the affirmative vote of at least 70% of the voting power represented at the Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2025, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026, are available on the Company’s website at: https://q-trex.com/investors/sec-filings.

At the Meeting, shareholders shall have an opportunity to review, ask questions and comment on the Company’s audited financial statements and annual report for the year ended December 31, 2025.

This agenda item shall not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equinity Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 24, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 24, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
QTREX Quantum Ltd.

/s/ Tal Parnes
Chairman of the Board of Directors

July 24, 2026

ANNEX A

~~Inspira Technologies Oxy B.H.N.~~QTREX Quantum Ltd.

(“the Company”)

Compensation Policy for Company’s Executives

Dated: ~~December~~ August ~~2021~~2026

EXECUTIVE OFFICERS COMPENSATION POLICY

1.	INTRODUCTION

1.1	This Executive Officers Compensation Policy (the “Policy”) of ~~Inspira Technologies OXY B.H.N.~~QTREX Quantum Ltd. (the “Company”) is adopted pursuant to the provisions of the Companies Law, 5759-1999 (hereafter – “the Companies Law”). On November 2, 2021, the Company’s Board of Directors (the “Board of Directors”) approved a compensation policy (hereafter ~~–~~ - “the Compensation Policy”) with respect to the terms of service and / or employment of Company’s office holders[1] (hereafter ~~-~~- the “~~Executives~~Executives”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter. On June 7, 2026, the Compensation Committee (the “Compensation Committee”) and the Board of Directors ~~(hereafter - the “~~Committee~~” and the “~~Board~~”) respectively~~ approved this renewal of the Policy.

1.2	The provisions of the ~~Compensation~~ Policy shall be subject to the provisions of any cogent law applicable to the Company and its Executives in any territory.

1.3	The underlying principles and purposes of the ~~Compensation~~ Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to the Executives, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s Executives by compensating those entitled for compensation under the ~~Compensation~~ Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled ~~officers~~ Executives in a global and competitive market; and (e) adjusting the compensation of Executives to the contribution of the ~~Executive~~ Executives to the achievement of the Company’s goals ~~and maximization of its profits~~.

1.4	This ~~Compensation~~ Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This ~~policy~~ Policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders ~~(at the recommendation of the Company’s Compensation Committee)~~ after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to ~~the~~ this ~~compensation p~~Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this ~~policy~~Policy, does, indeed, comply with the terms of this policy and the parameters set therein for each of Company’s ~~Executive~~Executives.

1.6	This ~~Compensation~~ Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenges it faces in recruiting and retaining high-quality officers in such an environment; ~~it~~ This Policy is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its ~~Executive~~Executives, which – in order to remove any doubt ~~–~~ - this ~~policy~~ Policy cannot change~~.~~. In addition, it is clarified that this Policy does not create a commitment between the Company and its Executives.

1.7	For the avoidance of doubt, any compensation of Executives (as defined below), who are controlling shareholders of the company (as the meaning of “control” is defined in the Companies Law) may require additional approvals under applicable law.

[1]	The meaning of the term “office holder” is as defined in the Companies Law, i.e., Chief Executive Officer (“CEO”), deputy CEO, President, Directors, Executive subordinate reporting directly to the CEO (the “Subordinate Executives”), any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

2.	PURPOSE

2.1	The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company’s ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

2.2	This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

2.3	With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

2.4	By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly-skilled qualitative human capital within or to the Company.

2.5	For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ AND EXECUTIVES’ COMPENSATION COMPONENTS

In accordance with the Policy, the compensation of the Company’s Executives shall be based on all or some of the following components:

a)	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to an Executive who is not an employee) – the monthly gross consultation fees, excluding VAT (if applicable);

b)	Social and related benefits - social benefits as prescribed by any local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.;

c)	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain Executive will be paid discretionary annual/ one-time/ special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy~~.~~;

d)	Variable equity-based compensation– ~~share~~equity-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections c and d above shall be called hereafter: “the variable components”).

In accordance with the Policy, the Executives that are e~~i~~ntitled for compensation under the Policy shall be as follows:

a)	Active Chairman- Active Chairman of the Board of Directors, shall receive compensation in the form that may include a base service fees and/or a long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee ~~(the “Compensation Committee”)~~, the Board of Directors ~~(the “Board”)~~ and by the General Meeting of Shareholders (the “General Meeting”) to the extent required by law, and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Directors- Non-Employee Directors, including External Directors (if any) and Independent Directors (under Nasdaq rules), shall receive compensation in the form that may include a base service fee and/or a long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee, the Board of Directors and by the General Meeting to the extent required by law, and shall not exceed the maximum amounts set in accordance the Compensation Regulations.

c)	Chief Executive Officer/ President- The compensation of the Company’s Chief Executive Officers or President (the “CEO/President”) may include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEO/President in the high-tech industry, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO/President, shall be approved by the requisite corporate body in accordance with the Companies Law.

d)	Executives Subordinate reporting directly to the CEO/ President (the “Subordinate Executive”)- The compensation of the Company’s Subordinate Executives may include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in the high-tech industry, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

e)	Foreign Office Holder- Foreign CEO or a Subordinate Office Holder who his/her residency is outside of Israel.

4.	GENERAL CONSIDERATIONS

While setting the compensation ~~of~~ for each of the Executives, the Compensation Committee and the Board of Directors shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, tenure (specifically in the Company and in the Executive’s field of expertise in general) professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements; the extent of responsibility delegated to the executive

c)	Executive’s expected contributions to the future growth and profitability of the Company; contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board of Directors and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed

e)	If the employment terms include a severance arrangement – the Executive’s term of employment, the employment terms during the employment term, the Company’s performance during such term, the Executive’s contribution to achieve Company’s goals and/or for maximizing profits, and the circumstances of the Executive retirement

f)	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Executive’s salary compared to the salaries of other Executives working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity as described in section 5 below; (b) the availability of suitable candidates that can serve as Executive in the Company, the recruitment and retainment of the Executive and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities

g)	The size of the Company and the nature of its activities.

h)	As to service and employment terms that include retirement grants – the term of service or employment of the Executive, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the Executive’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

Without derogating from the foregoing general criteria, the Compensation Committee and the Board of Directors may consider additional benchmark information, as shall be required and available from time to time.

~~5~~5.	FIXED COMPENSATION

~~5~~5.1	BASE SALARY

5.1.1	The base salary of an Office Holder shall be determined taking into accounts the parameters described in section 4 above.

5.1.2	The base salary shall be stated in absolute amounts and shall include any additional costs required under Applicable Law and in accordance with the Executive’s position, such as a company vehicle, etc.

5.1.2.1

Equity Compensation in Lieu of Cash Salary - The Compensation Committee and the Board of Directors may decide to exchange the basic salary (or part thereof) with equity-based compensation (the “Exchange Basic Salary”), such as options to purchase Ordinary Shares of the Company, Restricted Shares (“RS”) or Restricted Share Units (“RSUs”), either in whole or in part, which may be granted under the Company’s equity incentive plan, as amended from time to time, and in a minimum exercise price per share as allowed under any applicable law, and which may be vested on a monthly basis, in accordance with applicable law.

In such case, the value of the equity-based compensation granted in lieu of the Converted Basic Salary shall equal 1.3 times the amount of the basic salary converted for the relevant month.

5.1.2.2

Exchange of Accrued and Unpaid Salary for Equity - The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary owed to Executives, including controlling shareholders and/or relatives of a controlling shareholder (only in the circumstances described in this section), with RSUs, Options or any other equity-based compensation, in accordance with the Company’s equity incentive plan (the “Exchanged Equity-Based Compensation”).

The Exchanged Equity-Based Compensation terms will be determined as follows: (iI) Vesting Period – will be no less than one (1) month; (ii) Share Price - will be calculated according to the average of the Company’s market share price over the last 5-30 trading days (at the Board’s discretion), with a discount of up to 50%. All other relevant terms will be as specified in Section 6.6 of this Policy.

5.1.3	Set forth below is the maximum annual Basic Salary cost for the Active Chairman, CEO/President and Subordinate Executives in respect of full-time position (as may change in proportion to the scope of position of the Executive):

Position	Maximum Annual Basic Salary Component Cost
Active Chairman	USD	400,000
CEO/ President	USD	660,000
Subordinate Executive	USD	550,000

a)	Subject to the Maximum Annual Salary Cost stated in the table above, the Compensation Committee and the Board of Directors shall be entitled at their own discretion to change the compensation of any of the ~~Executives~~Executives by up to 30% of the previously approved compensation of said Executive (the “Non-Material Change”).

b)	Without derogating from the provisions of Section 5.1.a above, as long as the Subordinate Executive’s annual salary cost does not exceed the Maximum Annual Salary, a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO/President and shall not require the Compensation Committee’s approval.

c)	An amount paid to an Executive as monthly consultation fees, which is up to 1.4 times higher than the maximum basic salary ser forth above for his position, shall not be considered to be a deviation from the Policy.

5.2	A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum ~~sign~~ sign-up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign up bonus shall not exceed NIS 525,000 for Israeli based executives and $150,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3	ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, ~~long~~ long-term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies and applicable law, taking into consideration any relevant prior tenure and local legislation. the Company may grant him further paid vacation up to a maximum of 24 working days per year. The Company may allow the Executive to accumulate vacation days over his term of office in accordance with Company’s procedures.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.	Vehicle: Executives shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for Executives holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

It is hereby clarified that as to a Non-Employee Executive, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

5.4	INSURANCE, INDEMNIFICATION, AND EXEMPTION

5.4.1	Company’s Executives shall be entitled to insurance coverage, including “run-off” type policies, to be provided by a liability insurance policy of directors and Executives, which the Company will purchase from time to time, subject to the approvals required by law.

5.4.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 5.4.1 above, the Company’s Executives shall be entitled to benefit from coverage provided by a liability insurance of directors and Executives, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a)	The limit of insurer’s liability under the insurance policy shall not exceed $50 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit and the maximal coverage for a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as an share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. – shall not exceed $100 million.

b)	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Executive thereof or an Executive in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c)	Without derogating Section 5.4.2(b) above, the total annual premium that the Company will pay to an insurance company for Executives liability insurance as described above, shall be (i) in market conditions and ~~in~~at an immaterial cost; or (ii) shall not exceed a total of $5 million. The annual premium payable for a POSI policy shall not exceed $7 million.

d)	In case of a material change in risk, or a change of control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 200% of the last paid annual premium.

e)	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

5.4.3	The Company’s Executives may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each Executive and to all Executives together, individually or in aggregate, shall not exceed the greater of 25% of the effective shareholders’ equity of the Company and $10 million (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and Executives, which the Company has purchased or will purchase from time to time.

5.4.4	Company Executives may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

5.5	COMPENSATION IN CONNECTION WITH TERMINATION OF EMPLOYMENT

5.5.1	Advance notice period

5.5.1.1	An Executive may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each Executive, considering the parameters listed in section 4 above.

5.5.1.2	As a general rule, the advance notice period of an Executive shall not exceed the following:

Position	Maximum Advance Notice Period
Active Chairman	24 months
CEO/ President	24 months
Subordinate Executive	8 months

The Compensation Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other compensation components, approve an advance notice period that is different than the one specified above.

5.5.1.3	Over the course of the advance notice period, the Executive shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the Executive may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

5.5.1.4	The service and employment terms of the Executive may include a provision whereby the Company may terminate the employment of the Executive without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an Executive who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the Executive will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

5.5.2	Adaptation Period

Subject to the approval of Compensation Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the Executive may be entitled to an adaptation period that will not exceed 6 months after the end of the advance notice period. Over the adaptation period, the Executive will receive his salary and other related employment terms as described above. The Company may approve adaptation grants to Executives provided that he did not end his service in Company under circumstances which deny eligibility for severance pay according to the law.

5.5.3	Severance Pay

Executives~~,~~ who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the law.

6.	VARIABLE COMPENSATION

6.1	GENERAL

Executives, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to ~~achieve~~ achieving the Company’s goals.

All Executives, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option plan(s), designed to create a proximate interest of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving budgeted performance.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO/President a portion of the variable components be determined based on measurable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measurable criteria considering the Executives’ contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2	ANNUAL PERFORMANCE BONUS

6.2.1	Payment of the annual performance bonus (the “Bonus”) to Executives, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement of some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board of Directors);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO/President with respect to the Subordinate Executive. Achievement of the CEO/President defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board of Directors with respect to the CEO/President, for the following year, by the time the Board of Directors approves the annual financial statements of the past year; and

c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO/President with respect to the Subordinate Executive and by the Compensation Committee and the Board of Directors with respect to the CEO/President, taking into account tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3	In defining the Bonus, the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company.

Position	Financial Factors	Defined MBOs	Discretionary
CEO, President	50-100%	Up to 0-50%	Up to 0-25%
Other Executives	0-100%	Up to 100%	Up to 50%

6.2.4	Discretionary Bonus-

Notwithstanding sections 6.2.1 through 6.2.3, the Board of Directors shall be entitled to determine~~,~~ that the entire Bonus for a Subordinate Executive be discretionary, while taking into account the Subordinate Executives’ contributions to the Company, subject to the variable compensation limitations specified in Section 6.2.6 below.

In addition, a non-material portion of the annual bonus for the Company’s CEO, the President and/or an Active C (for that purpose- the higher of (a) a total of 3 (gross) monthly salaries; or (b) up to 25% of the variable components of the bonus) shall be a discretionary bonus.

6.2.5	Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or ~~by~~ with equity compensation, or a combination of both.

6.2.6	The Executives’ Maximum Annual Bonus shall not exceed the following amounts:

a)	CEO/ President- the aggregate amount equivalent to 18 gross base monthly salaries of the CEO/President.

b)	Other Executives- the aggregate amount equivalent to 18 gross base monthly salaries of the respective Executive.

6.2.7	The Compensation Committee and the Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the Executive is entitled, at their own discretion.

6.2.8	The Company may pay an Executive, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the Executive.

6.3	ANNUAL BONUS BASED ON MEASURABLE TARGETS

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Executive at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant Executive, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Executive, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO and the President.

6.3.1	Suggested criteria for measurable targets

Set forth below are several suggested criteria for the annual bonus that ~~is~~ are based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each Executive, his areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets- a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant Executive. These performance metrics may include, among other things:

(a)	Sales and marketing targets.

(b)	revenue targets.

(c)	Engagement in products distribution contracts.

(d)	Engagement in collaboration contracts.

(e)	Achievement of product development milestones.

(f)	Completion of development of new technologies.

(g)	Production and growth metrics relating to scope of activity.

(h)	Recruitment and retainment of customers.

(i)	Reducing costs.

(j)	Implementation, promotion, and completion of planned projects.

(k)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.

(l)	Promotion of strategic plans and targets, including targets which were set for the Executive, and which are relevant to the relevant Executive’s area of activity.

(m)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

(n)	Other Performance metrics defined by the Board of ~~O~~Directors or the ~~compensation~~ Compensation ~~committee~~Committee.

The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the Executive meets only some of the targets.

The Compensation Committee and Board of Directors may pay part or all of the annual bonus in equity-based compensation, in accordance with the terms specified in section 6.6 below.

6.3.2	Annual Bonus for Directors Based on measurable targets

Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time), The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairman of the Board of Directors and/or CEO who also serves as a director, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the Executive in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other Executives in the Company).

6.3.3	Annual Bonus for Executive who is a Controlling Shareholder or a relative

The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an Executive, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the compensation policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data, and which applies in the same manner to the controlling shareholder and his relative and to other Executives, who are not related to the controlling shareholder.

6.3.4	Neutralization of one- off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

6.4	SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed three (3) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO/President, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed three (3) monthly salaries, provided that the CEO/President is not a director of the Company.

6.5	COMMISSION

The CEO/President, may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives” and “Commission”, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the ~~amount~~ number of sales of Company’s products.

For each Sales Executive, the aggregate ~~amount~~number of Commissions paid by the Company in each calendar year shall be up to 5% of the Company’s income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $500,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum ~~amount~~number of Commissions shall be considered from time to time considering the Company’s operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO/President. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

6.6	VARIA~~C~~BLE EQUITY- BASED COMPENSATION

6.6.1	Subject to the Company incentive option plan, as may be in effect from time to time, in accordance with the provisions of the law, the Company may allocate to Executives and from time to time options and/or restricted shares units (“Share-Based Payment”) and/or another long-term compensation, including a compensation that is based on the performance of the Company’s share (such as phantom options), as part of the compensation package.

6.6.2	The Long-term compensation granted to an Executive in a given 12-month period shall not exceed at the date of the grant, the aggregate amount of five thousand percent (5,000%) (fifty times) of the cost of the Executive’s annual salary, including benefits, as the vesting will be per the specific agreement with the executive

6.6.3	Should the Company decide the award options and/or restricted share units

6.6.3.1	The Company will maintain a securities-based remuneration scheme in accordance with Section ~~2012 to~~102 of the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate.

6.6.3.2	Unless otherwise determined by the C~~c~~ompensation committee and the Board of Directors for reasons to be duly noted in writing, each of the options or restricted share unit that the Company will award will be exercisable into one ordinary Company share, regarding options- in consideration for a price that will not be less than the average share price on a stock exchange in which the Company’s shares are listed on, as determined by the Board of Directors, over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the options.

6.6.3.3	Unless otherwise determined by the C~~c~~ompensation C~~c~~ommittee and the Board of Directors for reasons to be duly noted in writing, the vesting period of the options or restricted share units to be awarded by the Company will be up to 5 years until vesting of all options or restricted share units that were allocated and at least 3 months in respect of the first batch of options or restricted share units.

6.6.3.4	Notwithstanding the forgoing, the Compensation Committee and the Board of Directors, may approve an acceleration mechanism for any unvested options or RSUs granted to an Executive, ~~in~~ under the terms which will be set by the Compensation Committee and the Board of Directors for each grant, in the following events:

(i)	In case of Change of Control, as defined by the Compensation Committee and Board of Directors.

(ii)	In case of Termination by the Company of the Executive’s employment and/or service agreement, other than Termination for Cause, as defined by the Compensation Committee and Board of Directors.

6.6.3.5	The options shall expire no later than 10 years after the date of allocation.

6.6.4	As part of the discussion on the award of share-based payment to a Company Executive, the Compensation Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

6.6.5	Share-based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices, and the exercise periods.

6.7	EXTENDING THE TERM OF EXISTING AGREEMENTS WITH COMPANY EXECUTIVES AND MAKING AMENDMENTS TO THOSE AGREEMENTS

6.7.1	Prior to extending the term of the services or employment agreement with a Company Executive (whether this involves changes to the terms of employment or not), the Executive’s existing compensation package will be assessed in relation to the parameters set out in section ~~2.2~~4 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

6.7.2

Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service terms of the Company’s CEO/President will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this compensation policy.

Subject to the provisions of the Israeli law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made of the employment terms of Subordinate Executives, may be approved solely by the CEO.

In sections 6.7.1 and 6.7.2 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 30% of the overall annual cost of compensation of the Executive since the original terms of compensation became effective.

6.8	COMPENSATION OF DIRECTORS

6.8.1	Company’s directors will be eligible to fix compensation which will not exceed the higher of: (i) 55~~0~~,000 USD annual and participation fee; or (ii) the maximum amount in accordance with the table specified in the Second and Third Schedule of the compensation regulations under Companies Law.

6.8.2	Notwithstanding the provisions of section 6.8.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

6.8.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 5.4 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this Policy.

7.	COMPANY COMPENSATION RATIO

The Compensation Committee and the Board of Directors have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Executives to the average and median salary of the rest of the employees in the Company will not be higher than 30 times. The Compensation Committee and the Board of Directors consider the intercompany compensation ratio should be reasonable, fair and appropriate, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board of Directors), the maximum value of the variable compensation components shall be up to 2,000% (Twenty times) of each Executive’s total fixed compensation package on an annual basis.

The total variable compensation, for each Executive, in one calendar year (including the lump sum ~~sign~~ sign-up bonus in section 5.2, the annual performance bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above-mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO/President in one calendar year (including the lump sum sign up bonus in section 5.2, and the discretionary component of the annual performance bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to 12 gross base monthly salaries of the CEO.

For that purpose, the “variable compensation components” include the annual value of the share-based payment.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment (clawback) policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 9 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under any applicable law.

10.	THE RATIO BETWEEN THE COMPENSATION OF EXECUTIVES AND COMPENSATION OF ALL OTHER COMPANY EMPLOYEES

In setting the Executives Compensation, the Compensation Committee and Board of Directors shall consider the ratio between the Officer’s employment terms and the salary of other Company employees and contractors, and in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section “contractors” and “salary” – as defined in the Companies Law).

11.	EXCHANGE RATES

11.1	Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates.

12.	THE POWERS OF THE COMPENSATION COMMITTEE AND THE COMPANY’S BOARD OF DIRECTORS REGARSING THE COMPENSATION POLICY

12.1	The Company’s Board of Directors is charged with the management of the compensation policy and all actions required for management thereof, including the power to interpret the provisions of the compensation policy where doubts arise as to the manner of its implementation.

12.2	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the compensation policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

12.3	In order to assess the Company’s compensation policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the compensation policy in the Company.

ANNEX B

AMENDED ARTICLES

THE COMPANIES LAW, 1999

A LIMITED LIABILITY COMPANY

ARTICLES OF ASSOCIATION

OF

~~INSPIRA TECHNOLOGIES OXY B.H.N.~~ QTREX QUANTUM LTD.

Preliminary

1.	Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite to them respectively, unless inconsistent with the subject or context.

“Articles”	shall mean these Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context provides;

“Company”	shall mean ~~INSPIRA TECHNOLOGIES OXY B.H.N.~~ QTREX QUANTUM LTD.

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.

“External Director(s)”	shall mean as defined in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at any given time.

“Office Holder” or “Officer”	shall mean as defined in the Companies Law.

“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.

“Securities Law”	shall mean the Israeli Securities Law, 5728-1968.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.

“in writing” or “writing”	shall mean written, printed, photocopied, photographic, typed, sent via email, facsimile or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in its entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual.

(d) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.	The Company is a limited liability company and therefore each shareholder’s obligations to the Company shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.	Public Company; Objectives.

(a)	The Company is a Public Company as such term is defined in and as long as it so qualifies under the Companies Law.

(b)	The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.	Authorized Share Capital.

(a) The share capital of the Company shall consist of ~~100~~300,000,000 Ordinary Shares, no par value (the “Shares”).

(b) The Shares shall rank pari passu in all respects.

6.	Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

7.	Special or Class Rights; Modification of Rights.

(a) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Companies Law or these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(b) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or by proxy and holding not less than 15 percent of the issued shares of such class.

(c) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii) divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any shareholder requests a share certificate, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and may bear the signature of one Director, the Company’s CEO or of any other person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b) Subject to the Article 9(a), each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name. Each certificate may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and to the full extent permitted by law any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.	Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

17.	Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq or on any other stock exchange on which the Company’s shares are then listed for trading.

20.	Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

(a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient (or to an officer of the Company to be designated by the Chief Executive Officer)), shall be registered as a shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22.	Receivers and Liquidators.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.	General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors, no later than fifteen (15) months after the last Annual General Meeting and at least once every calendar year.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment or postponement thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned or postponed meeting.

25.	Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least one percent (1%) or a higher percent, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered in a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

(d) Notwithstanding anything to the contrary herein, this Article 25 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

26.	Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law, and any other requirements applicable to the Company. Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The Company may add additional places for Shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

Proceedings at General Meetings

27.	Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least 25 percent of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then the meeting shall be canceled if it was convened upon requisition under Section 63 of the Companies Law, and in any other case, without any further notice the meeting shall be adjourned either: (i) to the same day in the next week, at the same time and place;, (ii) to such day and at such time and place as indicated in the notice to such meeting;, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.	Chairperson of General Meeting.

The Chairperson of the Board of Directors or his or her designee shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson of the General Meeting is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairperson, any of the following may preside as Chairperson of the ~~meeting~~ General Meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Articles 25, 38, 39, 41 and 42 (e)~~below~~, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but resolutions with respect to which the Companies Law allows the Company’s Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at the General Meeting).

If the Board of Directors decided to convene a General Meeting, the Board of Directors may cancel the General Meeting before the date and time of the General Meeting or any adjournment thereon.

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights.

(a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid.

(b) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him.

(c) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

(e) A Shareholder who wishes to vote at a General Meeting shall prove his title to a share to the Company as required under the Companies Law and regulations promulgated thereunder. Without prejudice to the aforesaid, the Board of Directors may prescribe regulations and procedures with regard to proof of title to the Company’s shares.

Proxies

33.	Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)

Being a shareholder of ~~INSPIRA TECHNOLOGIES OXY B.H.N.~~ QTREX QUANTUM LTD. hereby appoints of
	(Name of Proxy)		(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any such form as may be approved by the Board of Directors.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

(c) The Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of the Company, including without limitation the adoption of a “Shareholder Rights Plan”.

36.	Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.	Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors or by the Companies Law. Unless otherwise expressly prohibited by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors.

(a)  The Board of Directors shall consist of such number of Directors, not less than three (3) nor more than twelve (12), including the External Directors (in any), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors.

(b) Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

39.	Election and Removal of Directors.

~~(a) Other than External Directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), Directors of the Company shall be elected solely at an Annual General Meeting and shall serve in their office until the next Annual General Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is earlier.~~

~~(b) Prior to every Annual General Meeting of the Company, and subject to clauses (a) and (f) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such Annual General Meeting (the “Nominees”).~~

~~(c) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.~~

~~(d) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.~~

~~(e) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.~~

~~(f) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.~~

(a) The Directors, excluding the External Directors if any (who shall be elected and serve in office in accordance with the provisions of the Companies Law, if so required by the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i) The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2027 and when their successors are elected and qualified,

(ii) The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) Directors (other than External Directors), may only be elected in Annual General Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2027, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) If the number of Directors (excluding External Directors) that constitutes the Board of Directors is hereafter changed, the then-serving Directors shall be redesignated to other Classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every Annual General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (g) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors to the relevant class at such Annual General Meeting (the “Nominees”).

The Board may consider, among other things, the following methods: (i) election of competing slates of Nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual directors by a plurality of the voting power represented at the Annual General Meeting in person or by proxy and voting on the election of directors (which shall mean that the Nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each Nominee by a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting on the election of directors, provided that if the number of such Nominees exceeds the number of directors to be elected, then as among such Nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company.

For the purposes of these Articles, election of directors at a Annual General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the CEO of the Company) as of the close of the applicable notice of nomination period under these Articles or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance herewith; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided further, that, if, prior to the time the Company mails its initial proxy statement in connection with such election of directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a Contested Election. At any Annual General Meeting at which Directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of Directors to be elected at such meeting. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this Article.

(e) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law.

Unless otherwise determined by the Board of Directors, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting.

In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth:

(i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company.

The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(h) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

(i) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board of Directors may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided ~~for pursuant to~~in Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof, the Board of Directors shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned. Other than as provided in this Article 41 directors may be elected only at Annual General Meetings.

This Article 41 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

42.	Vacation of Office.

The office of a Director shall be vacated and he or she shall be dismissed or removed:

(a) ipso facto, upon his or her death;

(b) if he or she is prevented by applicable law from serving as a Director;

(c)  if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d) if his or her directorship expires pursuant to these Articles and/or applicable law;

(e)   by a resolution adopted at an Annual General Meeting by a majority of 70% of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution;

(f) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; ~~or~~

(g)  with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law; or

(h) if his or her office is vacated by virtue of the order or decision of a competent court (in a litigation to which the Company is a party). Such removal shall become effective on the date fixed by the court order or decision.~~.~~

43.	Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

44.	Alternate Directors.

(a)  Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board of Directors (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b)  Any notice to the Company pursuant to Article 44(a) shall be given in person to, or by sending the same by mail to the attention of the Chairperson of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board of Directors, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. One person may not act as Alternate Director for several directors.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.	Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than forty-eight (48) hours’ notice shall be given of any meeting so convened, unless such notice is waived by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairperson, that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given in writing.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47.	Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

49.	Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management and operations of the Company in the ordinary course of business.

Minutes

50.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.	Declaration of Dividends.

The Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

52.	Amount Payable by Way of Dividends.

(a) Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

(b) Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

53.	Interest.

No dividend shall carry interest as against the Company.

54.	Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

55.	Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.	Retention of Dividends.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be, if claimed, paid to a person entitled thereto.

59.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

60.	Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.	Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

62.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

62A.	Internal auditor.

To the extent required by the Companies Law the Board of Directors will appoint an internal auditor according to the audit committee’s recommendation (“Internal Auditor”).

The Internal Auditor shall submit, for the approval of the Board of Directors or the audit committee, as determined by the Board of Directors, a proposal for an annual or periodic work plan, and the Board of Directors or the audit committee shall approve such plan with such changes as it deem fit. Unless the Board of Directors determines otherwise, the work plan shall be submitted to the Board of Directors and approved by it.

Supplementary Registers

63.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

64.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

65.	Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii) reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(1) of the RTP Law).

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii) Sub-Article 65(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The maximum amount of indemnification payable by the Company with respect to those liabilities and expenses described in Sub-Article 65(a)(i), for each Office Holder and for all Office Holders together, individually or in aggregate, under all letters of indemnification issued or to be issued by the Company, shall not exceed the greater of $5,000,000 and 25% of the Company’s Determining Equity.

For that purpose, the “Company’s Determining Equity” means its equity according to its most recent audited or reviewed financial statements, as the case may be, as of the date of actual payment of indemnification.

66.	Exemption.

Subject to the provisions of the Companies Law and the Securities Law, the Company may exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of the Office Holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt a Director in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. In addition, the Company may not exempt an Office Holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling Shareholder and/or any Office Holder has a personal interest.

67.	Subject to the provisions of the Companies Law and the provisions of any other law, the Company may exempt, insure and/or indemnify (whether retroactively or by way of advance indemnity undertaking) a person who has held, holds or will hold office and/or who was employed, is employed or will be employed on the Company’s behalf or in another company in which the Company holds securities, directly or indirectly, or in which the Company has any interest due to liability, payment or cost imposed upon him or expensed by him in consequence of an action made by him in his capacity as an officer or an employee in such company, and Articles 64 through 66 shall apply, mutatis mutandis, in that respect.

68.	The provisions of Articles 64 through 66 shall also apply to an alternate director.

69.	General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 68 and any amendments to Articles 64 to 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 68 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

70.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Exclusive Forum

71.	Exclusive Forum.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.

Notices

~~71~~72.	Notices.

(a) Any written notice or other document may be served by the Company upon any shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article ~~71~~72.

(e) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in the manner required by applicable law.

*        *        *

QTREX QUANTUM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer of QTREX Quantum Ltd. (the “Company”) and Dagi Ben-Noon, Chief Executive Officer of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on August 28, 2026 at 1:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

QTREX QUANTUM LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: August 28, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.1	To re-elect Mr. Dagi Ben-Noon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Mr. Tal Parnes as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Mr. Lior Amit as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Ms. Sivan Matza as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To elect Dr. Shlomit Chappel-Ram as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the adoption of the Proposed Compensation Policy, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the Updated Cost of monthly fee to Mr. Ben-Noon, the Company’s Chief Executive Officer and a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the Grant of RSUs to Mr. Ben-Noon, the Company’s Chief Executive Officer and a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve New Annual Fee to Mr. Parnes, the Company’s Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve a Grant of RSUs to Mr. Parnes, the Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To approve the New Annual Fee for the Non-Executive Directors, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	To approve a Grant of RSUs to Mr. Lior Amit and Mrs. Sivan Matza, non-executive directors of the Company, as set forth in the Proxy Statement.
10.	To approve an increase in the Company’s authorized share capital and to amend and restate the Current Articles to reflect the same, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

11.	To approve the Amended Articles, to be in effect as of the date of the Meeting, in the form attached as Annex B to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2026 annual and extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via E-mail to Ms. Yafit Tehila, e-mail address: yafit@q-trex.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.